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                                                                   EXHIBIT 99(G)

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[LAIDLAW ENVIRONMENTAL SERVICES INC. LOGO]


                                                                January 28, 1998


Dear Fellow Safety-Kleen Shareholders:


     I am pleased to inform you that Laidlaw Environmental has increased the cash portion of its offer to exchange all Safety-Kleen common shares. Under the improved offer, we are offering for each Share of Safety-Kleen:



          - $18.00 net in cash (with no deductions) and


          - $12.00 in Laidlaw Environmental Common Stock (subject to variation in accordance with the Exchange Ratio description in the Amended Prospectus).

     The information describing the improved offer is set forth in detail in the Amended Prospectus accompanying this letter.

     Any holder of Safety-Kleen common shares desiring to tender Safety-Kleen common shares may do so in accordance with the instructions set forth in the Amended Prospectus. Please note that if you previously tendered Safety-Kleen common shares pursuant to our offer and have not withdrawn the tender, you will receive the consideration described in the Amended Prospectus without taking any further action.

     Please call our Information Agent or our Dealer Manager at their respective phone numbers set forth on the back cover of the Amended Prospectus with any questions or requests for assistance relating to our offer.

     We thank you for your continuing support.

                                          Sincerely,

                                          [KENNETH W. WINGER]
                                          Kenneth W. Winger
                                          President and Chief Executive Officer
                                          Laidlaw Environmental Services, Inc.